SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 30, 2003



                                 CNOOC Limited
                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F X                Form 40-F
                          ---------                  ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                        No        X
                          ---------                  ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

FOR IMMEDIATE RELEASE

    Strong Oil Prices Boosted CNOOC Limited's First Quarter Revenues by 87%

(Hong Kong, 30 April 2003) CNOOC Limited (NYSE "CEO", SEHK "883") today reported unaudited revenues of RMB 7.50 billion (US$ 906.0 million) for the first quarter of 2003, an 87.3% increase from the first quarter of 2002. The significant revenue growth was a result of both higher production volume and higher oil prices.

Total production increased by 23.2% from the same quarter last year to reach the level of 351,378 barrels of oil equivalent (boe) per day. Crude oil and liquids production was 308,777 barrels per day and natural gas production was 242 million cubic feet per day. The increase was largely attributable to the addition of the Indonesian production that was not included in the same period of last year. The average realized price for oil was US$30.33 per barrel in the first quarter, up 59.6% compared to the same quarter last year.

CNOOC Limited and its PSC partners made a number of discoveries, including BZ34-1S-1 oil discovery and PY30-1-2 gas discovery. "It was a solid quarter, all 12 major development projects planned for 2003 are progressing well. Key operating targets for the year are on track," commented Mr. Zhou Shouwei, President of the Company.

On February 8, 2003, the Company completed its acquisition of an equity interest in the Tangguh LNG Project in Indonesia.

"The first quarter was a strong beginning of the year for the Company. On a year-over-year basis, our revenue almost doubled due to high oil prices," commented Mark Qiu, Chief Financial Officer and Senior Vice President.

First Quarter and Year-to-Date Production Summary
-------------------------------------------------

                                       2002                             2003
Crude Oil & Liquids (b/d)              Q1              YTD              Q1              YTD
Bohai Bay                              127,277         127,277          125,679         125,679
Western South China Sea                42,528          42,528           67,072          67,072
Eastern South China Sea                75,421          75,421           71,365          71,365
East China Sea                         3,732           3,732            2,718           2,718
Overseas                               2,795           2,795            41,944          41,944
     Subtotal (b/d)                    251,703         251,703          308,777         308,777

Natural Gas (mmcf/d)
Bohai Bay                              50              50               42              42
Western South China Sea                139             139              87              87
Eastern South China Sea                -               -                -               -
East China Sea                         13              13               15              15
Overseas                               -               -                97              97
     Subtotal (mmcf/d)                 201             201              242             242

Total Production (boe/d)               285,238         285,238          351,378         351,378

First Quarter and Year-to-Date Revenue and Expenditure (Unaudited)
------------------------------------------------------------------
                       RMB millions                              US$ millions(1)
                       2002                 2003                 2002               2003
                       Q1        YTD        Q1        YTD        Q1       YTD       Q1       YTD

Sales Revenue
-------------
Crude oil and
liquids                3,465.0   3,465.0    6,966.0   6,966.0    418.5    418.5     841.6    841.6
Natural gas            427.8     427.8      487.4     487.4      51.7     51.7      58.9     58.9
Marketing
Revenue, net           15.6      15.6       16.4      16.4       1.9      1.9       2.0      2.0
Others                 97.8      97.8       29.4      29.4       11.8     11.8      3.6      3.6

     Total             4,006.2   4,006.2    7,499.2   7,499.2    483.8    483.8     906.0    906.0

Capital Expenditures
Exploration            252.7     252.7      285.4     285.4      30.5     30.5      34.5     34.5
Development            1,012.8   1,012.8    1,116.5   1,116.5    122.3    122.3     134.9    134.9
Others                 14.5      14.5       0.3       0.3        1.8      1.8       0.0      0.0

     Total             1,280.0   1,280.0    1,402.1   1,402.1    154.6    154.6     169.4    169.4

(1)  Converted to US dollars at RMB 8.2800 = US$1.00 for 2002Q1;
     RMB 8.2771 = US$1.00 for 2003Q1

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore oil producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***


This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***


For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail:  xiaozw@cnooc.com.cn
         -------------------

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         -------------------
         carol.chan@knprhk.com
         ---------------------
         maggie.chan@knprhk.com
         ----------------------

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -----------------------------
                                              Name:  Cao Yunshi
                                              Title: Company Secretary

Dated: April 30, 2003